January 10, 2005



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:   Amended Schedule 13G
      NCO Group, Inc.
      As of December 31, 2004

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an Amended Schedule 13G for the above named company showing beneficial ownership of less than 5% as of December 31, 2004 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:   Office of the Corporate Secretary
      NCO Group, Inc.
      515 Pennsylvania Avenue
      Ft. Washington, PA  19034

      Securities Division
      NASD Financial Center
      33 Whitehall Street
      New York, NY  10004










SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*


NCO Group, Inc.
(Name of Issuer)


Common Stock $0.00 par value per share
(Title of Class of Securities)


628858102
(CUSIP Number)


Check the following box if a fee is being paid with this statement _____ (Afee is not required only if the filing person: (1) has a previous
statement  on  file   reporting beneficial  ownership of more than five
percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















Page 1 of 5 Pages



CUSIP NO. 628858102                                             13G

  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Awad Asset Management, Inc.        58-2372400

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)______
                                                            (B)______

 3  SEC USE ONLY


 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of New York

     NUMBER OF           5    SOLE VOTING POWER
       SHARES                     1,160,963
   BENEFICIALLY          6    SHARED VOTING POWER
      OWNED                       - - -
      AS OF
 DECEMBER 31, 2004       7    SOLE DISPOSITIVE POWER
     BY EACH                      1,160,963
   REPORTING             8    SHARED DISPOSITIVE POWER
  PERSON WITH                     - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

             1,160,963

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

          3.62%

12  TYPE OF REPORTING PERSON*

            IA

*SEE INSTRUCTION BEFORE FILLING OUT!





Page 2 of 5 Pages










Item 1(a)  Name of Issuer:

             NCO Group, Inc.


Item 1(b)  Address of Issuer's Principal Executing Offices:

             515 Pennsylvania Avenue
             Ft. Washington, PA  19034


Item 2(a)  Name of Person Filing:

             Awad Asset Management, Inc.


Item 2(b)  Address of Principal Business Office:

             250 Park Avenue, 2nd Floor
             New York, NY  10177


Item 2(c)  Citizenship:

             New York


Item 2(d)  Title of Class of Securities:

             Common Stock $0.00 par value per share


Item 2(e)  CUSIP Number:

             628858102


Item 3    Type of Reporting Person:

           (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940








Page 3 of 5 Pages








Item 4    Ownership as of December 31, 2004:

          (a)  Amount Beneficially Owned:

               1,160,963 shares of common stock beneficially owned including:

                                                            No. of Shares

            Awad Asset                                         1,160,963
            Management, Inc.
          (b)  Percent of Class:                                   3.62%

          (c) Deemed  Voting Power  and  Disposition Power:

             (i)          (ii)          (iii)             (iv)
                                        Deemed             Deemed
             Deemed       Deemed        to have            to have
             to have      to have       Sole Power         Shared Power
             Sole Power   Shared Power  to Dispose         to Dispose
             to Vote or   to Vote or    or to              or to
             to Direct    to Direct     Direct the         Direct the
             to Vote      to Vote       Disposition        Disposition

             1,160,963    ----          1,160,963          ----
Awad Asset
Management, Inc.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

                                                           (  X   )

Item 6     Ownership of More than Five Percent on Behalf  of Another Person:

                N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                N/A








Page 4 of 5 Pages



Item 8     Identification and Classification of  Members  of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005                   AWAD ASSET MANAGEMENT, INC.



                                         __________________________________
                                         Damian Sousa
                                         Vice President
                                         Chief Compliance Officer



















Page 5 of 5 Pages